Mail Stop 4561
Via Fax (310) 919-3072

January 8, 2008

Scott Brogi
Chief Financial Officer
InfoSearch Media, Inc.
4086 Del Rey Avenue
Marina del Rey, CA 90292

Re: **InfoSearch Media, Inc.**
        Form 8-K filed January 7, 2008
        File No. 333-97385

Dear Mr. Brogi:

        We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on January 7, 2008

1.   Please revise your Form 8-K to state whether the former accountant resigned, declined to stand for re-election or was dismissed, as required by Item 304(a)(1)(i) of Regulation S-B. It is not sufficient to state that Singer Lewak Greenbaum & Goldstein, LLP ("SLGG") "was no longer the Company's independent auditor", as that wording may be unclear to a reader.

2.   In addition, amend your Form 8-K to cover the interim period from the date of the last audited financial statements to January 2, 2008 (i.e. the date of dismissal) rather than December 31, 2007 with regards to your disclosure for the lack of disagreement with SLGG. We refer you to Item 304(a)(1)(IV) of Regulation S-B.

3.   To the extent that you make changes to the Form 8-K to comply with our comments, please <u>obtain and file</u> an Exhibit 16 letter from the former accountants stating whether or not the accountant agrees with the statements made in your revised Form 8-K.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

   · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Please file your supplemental response and amendment via EDGAR in response to these comments within 10 business days of the date of this letter. Please note that if you require longer than 10 business days to respond, you should contact the staff immediately to request additional time. Any questions regarding the above should be directed to me at (202) 551-3379, or in my absence, to Robert Benton at (202) 551-3804.

                                        Sincerely,

                                        Melissa Feider
                                        Staff Accountant